     FORM 425

FILED BY OGLEBAY NORTON COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO
RULE 14A-12 OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANIES: OGLEBAY NORTON COMPANY (COMMISSION FILE NO. 000-25651)

AND ON MINERALS COMPANY, INC. (COMMISSION FILE NO.            )

NEWS
For Immediate Release

For Further Information Contact:
     ROCHELLE F. WALK,
VICE PRESIDENT AND SECRETARY
(216) 861-8734
Rwalk@oglebay.onco.com

Oglebay Norton Seeks to Re-Incorporate in Ohio to Save Taxes
Company will also re-align reporting segments

CLEVELAND, OH—January 10, 2000—Oglebay Norton Company (NASDAQ: OGLE) today announced it intends to seek shareholder approval to change its state of incorporation from Delaware to Ohio at its next annual shareholder’s meeting. If approved, the company will declassify its board of directors, eliminate its poison pill, opt out of certain Ohio anti-takeover provisions and increase the number of shares authorized.

In addition, the company announced its intention to re-align its reporting segments in 2001 to better reflect its business portfolio following recent acquisitions and divestitures. Beginning with the first quarter of 2001, the company will report financial results under three operating segments: Great Lakes Minerals, combining Michigan Limestone Operations and Marine Services; Global Stone, operating primarily in the Southeast and Mid-Atlantic regions of the US, and Performance Minerals, combining Oglebay Norton Industrial Sands and Specialty Minerals.

John Lauer, Oglebay Norton chairman, president and chief executive officer said, “This new segment reporting structure enables us to leverage our geographic and product mix while better reflecting the way we manage the business. In 2001, our Great Lakes limestone and marine services operations are intended to become much more integrated, while our Industrial Sands and Specialty Minerals businesses are positioned to benefit from similar operating and marketing strategies. The new structure more closely aligns the businesses with our previously stated strategic plan for profitable growth.

“At this time, I also want to confirm that even after establishing reserves in the fourth quarter to account for certain customer accounts that may be adversely affected by bankruptcy or other financial problems, we are still comfortable that we will report full-year 2000 earnings per share of approximately $3.00. Furthermore, despite the current state of the economy, which we expect to continue well into the first part of the new year, we believe we are well positioned to execute our strategic plan and achieve solid full-year operating results for 2001,” Lauer concluded.

David Kelsey, chief financial officer, added: “We enter the new year financially sound. The company continues to be in compliance with all the covenants of our credit facility. During the fourth quarter of 2000, we used cash flow from operations to reduce our borrowings by $12 million. For 2001, we have substantial availability on our revolving credit facility.”

Oglebay Norton Company will release fourth quarter results on Monday, February 5, 2001, and will webcast its quarterly conference call over the Internet the following morning, February 6, at

11:00 a.m. EST. Interested parties may listen to the call live by logging on to the company’s website at www.oglebaynorton.com.

Oglebay Norton Company, a Cleveland, Ohio-based company, provides essential minerals and aggregates to a broad range of markets, from building materials and home improvement to the environmental, energy and metallurgical industries. Building on a 147-year heritage, our vision is to become the premier growth company in the industrial minerals industry. The company’s website is located at www.oglebaynorton.com.

This release does not constitute an offer of any securities for sale. Investors are urged to read the relevant documents to be filed with the Securities Exchange Commission (SEC) because they will contain important information. The documents will be available for free on the SEC’s website at www.sec.gov.

Certain statements contained in this release are “forward-looking” in that they reflect management’s expectations and beliefs regarding the future performance of the Company and its operating segments. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, which could cause actual results to differ materially from such statements. Weather, particularly in the Great Lakes region, water levels, energy, fuel and oil prices, steel production, changes in the demand for the company’s products due to changes in technology, Great Lakes and Mid-Atlantic construction activity, the California economy and population growth rates in the Southwestern United States, the outcome of negotiations of labor agreements, the loss or bankruptcy of major customers, and changes in environmental law all can impact revenues and earnings. Some of our customers have filed for reorganization under Chapter 11 of the US Bankruptcy Code. We do not expect that these reorganizations will have a material impact on the company’s financial condition, although, depending on the outcome, there may be an impact on the company’s earnings in the near-term. Please refer to the Company’s current and subsequent SEC filings under the Securities and Exchange Act of 1934, as amended, for further information.

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